Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com
VIA EDGAR
December 1, 2011
Kimberly Browning, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 70 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 70”)
Dear Ms. Browning:
This letter responds to comments you provided in a telephonic discussion with me on Friday, November 4, 2011 with respect to Amendment No. 70. Amendment No. 70 was filed on September 16, 2011 and included disclosure with respect to the SPDR® Barclays Capital Investment Grade Floating Rate ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 70.
Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 70. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 70.
Prospectus Comments
1.	Comment: Please confirm the Fund’s principal investment strategy is consistent with the Trust’s exemptive order.
Response: We hereby confirm that the Fund’s principal investment strategy is consistent with the Trust’s exemptive relief. Please see File No. 812-13356.

Kimberly Browning, Esq.
December 1, 2011

2.	Comment: In “The Fund’s Investment Strategy” section, please revise the disclosure to remove the terms “including,” and “such as.” This section should include all principal strategies.
Response: The Adviser confirms that this section includes all principal strategies. Further, we believe the use of the terms “including” and “such as” are, as currently used, both accurate and appropriate. Consequently, the requested changes have not been made.
3.	Comment: Please confirm that the Fund does not expect to incur more than 0.01% of acquired fund fees and expenses.
Response: The Adviser confirms that the Fund does not expect to incur more than 0.01% of acquired fund fees and expenses.
4.	Comment: Please confirm all missing/incomplete information will be included in the Rule 485(b) filing. Please note that a 485(a) filing should be complete on its face when filed.
Response: The Adviser confirms all missing/incomplete information will be included in the Rule 485(b) filing.
5.	Comment: Please confirm the Participant Agreement will be filed as an exhibit to the registration statement.
Response: The latest form of the Participant Agreement was filed on August 26, 2009.
6.	Comment: Please confirm all principal investment strategies and risks are included in “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections.
Response: The Adviser confirms all principal investment strategies and risks are included in “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections.
7.	Comment: Please include a description of the Adviser’s sell strategy in “The Fund’s Principal Investment Strategy” section.
Response: The requested change has not been made. The Fund is an index fund and we believe potential investors understand that the Fund will purchase and sell component securities as necessary to track the Index.

Kimberly Browning, Esq.
December 1, 2011

8.	Comment: Please move the “Concentration” discussion included in the “Additional Risk Information” to the Fund’s “Principal Risks of Investing in the Fund” section in the summary.
Response: The Adviser does not consider concentration risk to be a principal risk of investing in the Fund. To the extent the Fund concentrates its investments in a specific industry as a result of the composition of the Index, the prospectus will be supplemented to address the risks of concentrating in such industry.
9.	Comment: Please confirm the Fund issues and redeems shares in creation units of not less than 25,000 shares and is therefore permitted to exclude any fees charged for the purchase and redemption of the Fund’s creation units in the fee table.
Response: The Adviser confirms that the Fund issues and redeems shares in creation units of not less than 25,000 shares.
10.	Comment: Please confirm that employing a sampling strategy is consistent with the Trust’s exemptive relief.
Response: As noted in response to comment 1 above, we confirm that the Fund’s principal investment strategy, including employing a sampling strategy, is consistent with the Trust’s exemptive relief. Please see File No. 812-13356.
12.	Comment: Please include the disclosure below, currently found in the “Additional Strategies” section, in “The Fund’s Principal Investment Strategy” section.
As described in the Statement of Additional Information (“SAI”), the Fund has adopted a non-fundamental investment policy to invest at least 80% of its assets in investments suggested by its name, measured at the time of investment. The Fund will provide shareholders with at least 60 days notice prior to any material change in this 80% investment policy. For purposes of this policy, the term “assets” means net assets plus the amount of borrowings for investment purposes.
Response: The requested change has not been made. We believe the current disclosure meets the requirements of Form N-1A.
13.	Comment: Please revise, in plain English, the italicized portion of the sentence below to clarify what is meant by the phrase.
The Index is designed to measure the performance of U.S. dollar-denominated, investment grade floating rate notes.

Kimberly Browning, Esq.
December 1, 2011

Response: We believe the italicized portion of the sentence above is currently phrased in plain English and, therefore, the requested change has not been made.
14.	Comment: In the “Principal Risks of Investing in the Fund” section, if applicable, please include disclosure with respect to junk bonds, foreign securities and/or emerging market securities.
Response: A discussion of “Foreign Investment Risk,” which includes disclosure related to emerging market securities, has been added to the “Principal Risks of Investing in the Fund” section. Because the Fund invests in investment grade notes, the Adviser does not consider investments in junk bonds to be a principal risk of the Fund.
15.	Comment: In “The Fund’s Principal Investment Strategy” section, please include disclosure stating (i) the minimum investment quality to be included in the Index and (ii) the average credit quality of the securities in the Index as of a relevant date.
Response: In response to part (i) of this comment, the following sentence has been added as the third sentence of the third paragraph of “The Fund’s Principal Investment Strategy” section:
In addition, securities in the Index must be rated investment grade (Baa3, BBB- or BBB- by Moody’s Investors Service, Standard & Poor’s or Fitch Inc., respectively).
In response to part (ii) of this comment, the last sentence of the third paragraph of “The Fund’s Principal Investment Strategy” section now reads as follows:
As of October 31, 2011, there were approximately 319 securities in the Index, the modified adjusted duration of securities in the Index was approximately 0.13 years and the average credit quality of the securities in the Index was AA2/AA3.
16.	Comment: In the response letter, please describe how closely the credit quality and duration of the Fund and Index will match.
Response: Although the degree to which the credit quality and duration of the Fund and Index will match cannot be stated with specificity, the Adviser expects the credit quality and duration of the Fund and Index to be closely aligned.
17.	Comment: Please add disclosure quantifying the Fund’s correlation with the Index’s performance.
Response: As such disclosure is not required, the requested change has not been made.

Kimberly Browning, Esq.
December 1, 2011

18.	Comment: The Staff notes that the Fund is non-diversified and includes “Non-Diversification Risk” as a principal risk. Please confirm if the Index is also non-diversified.
Response: The Index’s methodology is silent on diversification and as a result, the Index may or may not at any given time be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, we believe it most appropriate to consider the Fund as non-diversified and include appropriate risk disclosure.
19.	Comment: Please add sub-headings to the “Additional Strategies” section to differentiate between “Principal Strategies” and “Non-Principal Strategies.”
Response: The requested change has not been made at this time because it is not consistent with the format used for other Funds in the Trust. We will, however, consider this change for all Funds in the Trust in the next annual update.
20.	Comment: Please confirm if investment in derivatives is a principal investment strategy of the Fund. If so, please add appropriate disclosure in “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections.
Response: The Adviser confirms that investment in derivatives is not a principal investment strategy of the Fund.
21.	Comment: Please confirm if engaging in securities lending is a principal investment strategy of the Fund. If so, please add appropriate disclosure in “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections.
Response: The Adviser confirms engaging in securities lending is not a principal investment strategy of the Fund.
22.	Comment: Please revise the following sentence from the “Additional Strategies” section as follows:
As described in the Statement of Additional Information (“SAI”), the Fund has adopted a non-fundamental investment policy to invest at least 80% of its net assets in investments suggested by its name, measured at the time of investment.
Response: The requested revision has been made

Kimberly Browning, Esq.
December 1, 2011

23.	Comment: The “Borrowing Money” discussion in the “Additional Strategies” section of the prospectus states that “the Fund may borrow money from a bank . . . but only for temporary or emergency purposes.” The “Reverse Repurchase Agreements” discussion in the SAI states that “under the 1940 Act, reverse repurchase agreements are considered borrowings” and that “the Fund does not expect to engage, under normal circumstances, in reverse repurchase agreements with respect to more than 33 1/3% of its total assets.” Please reconcile these two statements.
Response: We do not believe the two statements are inconsistent. The prospectus disclosure refers to borrowings from banks, such as a line of credit, for temporary or emergency purposes. The SAI disclosure refers to investments in reverse repurchase agreements. We have added the following disclosure to the end of the “Borrowing Money” discussion in the “Additional Strategies” section of the prospectus:
The Fund may also invest in reverse repurchase agreements, which are considered borrowings under the 1940 Act. Although there is no limit on the percentage of Fund assets that can be used in connection with reverse repurchase agreements, the Fund does not expect to engage, under normal circumstances, in reverse repurchase agreements with respect to more than 33 1/3% of its total assets.
24.	Comment: Please change the sub-heading “Additional Risk” in the “Additional Risk Information” section to “Non-Principal Risks.”
Response: The requested change has not been made at this time because it is not consistent with the format used for other Funds in the Trust. We will, however, consider this change for all Funds in the Trust in the next annual update.
SAI Comments
1.	Comment: Please confirm all non-principal strategies and risks are included in the “Investment Policies” section.
Response: The Adviser confirms all non-principal strategies and risks are included in the “Investment Policies” section.
2.	Comment: In the “Investment Policies” section, please distinguish between principal and non-principal strategies and risks.
Response: The requested change has not been made at this time because it is not consistent with the format used for other Funds in the Trust. We will, however, consider this change for all Funds in the Trust in the next annual update.

Kimberly Browning, Esq.
December 1, 2011

3.	Comment: Please confirm all principal strategies and risks included in the SAI are also included in the prospectus.
Response: The Adviser confirms that all principal strategies and risks included in the SAI are also included in the prospectus.
4.	Comment: To the extent the Fund does not include a leveraging policy in the SAI, such a policy should be included in either the prospectus or SAI.
Response: We have disclosed all policies required by Item 16(c) of Form N-1A, which does not include a separate policy on leveraging. We note, however, the following disclosure currently included in the SAI:
LEVERAGING. While the Fund does not anticipate doing so, the Fund may borrow money in an amount greater than 5% of the value of the Fund’s total assets. However, the Fund may not borrow money from a bank in an amount greater than 33 1/3% of the value of the Fund’s total assets. Borrowing for investment purposes is one form of leverage. Leveraging investments, by purchasing securities with borrowed money, is a speculative technique that increases investment risk, but also increases investment opportunity. Because substantially all of the Fund’s assets will fluctuate in value, whereas the interest obligations on borrowings may be fixed, the NAV of the Fund will increase more when the Fund’s portfolio assets increase in value and decrease more when the Fund’s portfolio assets decrease in value than would otherwise be the case. Moreover, interest costs on borrowings may fluctuate with changing market rates of interest and may partially offset or exceed the returns on the borrowed funds.
5.	Comment: In the “Lending Portfolio Securities” discussion, please disclose the split of the interest or fees earned from securities lending between the Fund and the lending agent.
Response: The requested disclosure has not been included. We note that such disclosure is not required and that information regarding revenues received from securities lending will be available in the Fund’s financial statements.
6.	Comment: Please revise the “Lending Portfolio Securities” discussion to clarify if the Fund may recall securities loaned to vote proxies on material issues affecting the Fund.
Response: The fourth sentence of the “Lending Portfolio Securities” discussion has been revised as follow:

Kimberly Browning, Esq.
December 1, 2011

The Fund receives the value of any interest or cash or non-cash distributions paid on the loaned securities. The Fund cannot vote proxies for securities on loan, but may recall loans to vote proxies if a material issue affecting the Fund’s economic interest in the investment is to be voted upon.
7.	Comment: The Staff notes that the fundamental policy regarding borrowing states the Fund may borrow money as permitted by the 1940 Act or other governing statute, by the Rules thereunder, or by the SEC or other regulatory agency with authority over the Fund. Please confirm that disclosure regarding what the 1940 Act permits with respect to borrowing is included in the registration statement or, if not, please add applicable disclosure.
Response: We note that the following disclosure is currently included in the prospectus in the “Borrowing Money” discussion in the “Additional Strategies” section:
The 1940 Act presently allows a fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets). The Fund may also invest in reverse repurchase agreements, which are considered borrowings under the 1940 Act. Although there is no limit on the percentage of Fund assets that can be used in connection with repurchase agreements, the Fund does not expect to engage, under normal circumstances, in reverse repurchase agreements with respect to more than 33 1/3% of its total assets.
8.	Comment: Please confirm that investing in credit default swaps is consistent with the Trust’s exemptive order.
Response: We hereby confirm that investing in credit default swaps is consistent with the Trust’s exemptive order. Please see File No. 812-13356.
9.	Comment: Please revise the fourth non-fundamental policy as follows:
Under normal circumstances, invest less than 80% of its net assets plus the amount of borrowings for investment purposes in investment grade floating rate securities. Prior to any change in the Fund’s 80% investment policy, the Fund will provide shareholders with 60 days written notice.
Response: The requested revision has been made.

Kimberly Browning, Esq.
December 1, 2011

10.	Comment: In the “Trustees and Officers” discussion in the “Management of the Trust” section, please remove the following sentence:
Moreover, references to the qualifications, attributes and skills of individual Trustees are made pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the Board or any Trustee as having any special expertise or experience, and shall not be deemed to impose any greater responsibility or liability on any such person or on the Board by reason thereof.
Response: The disclosure has been removed.
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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.
We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5676 if you have any questions concerning the foregoing.
Sincerely,
/s/ Beau Yanoshik
Beau Yanoshik

cc:	Lance C. Dial, Esq. Ryan M. Louvar, Esq. W. John McGuire, Esq.